Exhibit 99.2

FirstService Corporation
(the “Corporation”)

FORM OF PROXY (“PROXY”)
Annual and Special Meeting
Friday, May 3, 2019 at 2:00 p.m. (Toronto Time)
The Design Exchange, 23 4 Bay Street, Toronto-Dominion Centre
Toronto, Ontario, M5K 1B2
(the “Meeting”)

RECORD DATE:	March 8, 2019
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	May 1, 2019 at 2:00 p.m. (Toronto Time)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Bernard I. Ghert, the Lead Director of the Board of Directors of the Corporation, whom failing Douglas G. Cooke, the Vice President, Corporate Controller and Corporate Secretary of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Appointment of Auditors		FOR	WITHHOLD

Appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

2. Election of Directors		FOR	WITHHOLD

a)	Brendan Calder

b)	Bernard I. Ghert

c)	Jay S. Hennick

d)	D. Scott Patterson

e)	Frederick F. Reichheld

f)	Joan Eloise Sproul

g)	Michael Stein

h)	Erin J. Wallace

3. Advisory Resolution on Executive Compensation		FOR	AGAINST

An advisory resolution on the Corporation’s approach to executive compensation as set out in the accompanying Management Information Circular (the “Circular”).

4. Transaction Resolution		FOR	AGAINST

For holders of subordinate voting shares of the Corporation, a resolution, the full text of which is set out in Appendix A to the accompanying Circular, approving a transaction (the “Transaction”) pursuant to which the Corporation will terminate the restated management services agreement with the Corporation’s Founder and Chairman, Jay S. Hennick, and entities controlled by Mr. Hennick and eliminate the dual class share structure of the Corporation, all as more particularly set forth and described in the accompanying Circular.

5. Amending Articles Resolution		FOR	AGAINST

For holders of subordinate voting shares of the Corporation, a special resolution, the full text of which is set out in Appendix B to the accompanying Circular, to amend the articles of the Corporation, subject to and following completion of the Transaction, to remove all references to the multiple voting shares and preference shares of the Corporation, and to re-designate the subordinate voting shares of the Corporation as “common shares”.

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

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1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.	If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.	This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.	Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.

7.	To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.	If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

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